--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                X   Director             10% Owner
Halbrook           John           A.            Woodward Governor Company  WGOV                ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)           11/2001            Chairman, Chief Executive Officer
                                                                                                and President
5001 North Second Street                                                                       -----------------------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original    X Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
Rockford          IL                61111                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Woodward Governor Company
Common Stock                                                                                   8,650              D
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Woodward Governor Company
Common Stock                                                                                   5,032              I       Stock Plan
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Woodward Governor Company
Common Stock                                                                                   1,080              I       IRA
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $16.625     01/10/1996                                      11/18/1996  01/17/2006
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $23.50      11/18/1996                                      11/18/1996  11/17/2006
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $32.25      11/17/1997                                      11/17/1997  11/16/2007
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $32.00      01/14/1998                                      01/14/1998  01/13/2008
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $22.00      11/16/1998                                      11/16/1998  11/15/2008
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $24.75      11/16/1999                                      11/15/2000  11/15/2009
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $41.813     11/21/2000                                      11/20/2001  11/20/2010
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $49.00      10/01/2001                     50,000           09/30/2002  09/30/2011
------------------------------------------------------------------------------------------------------------------------
Phantom Stock Units                   1-for-1     11/23/2001                                      (1)         (1)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
Common Stock         30,960(a)                    30,960            D
------------------------------------------------------------------------------------------
Common Stock         53,600(b)                    84,560            D
------------------------------------------------------------------------------------------
Common Stock         57,794(b)                    142,354           D
------------------------------------------------------------------------------------------
Common Stock         21,721(b)                    164,075           D
------------------------------------------------------------------------------------------
Common Stock         50,000(b)                    214,075           D
------------------------------------------------------------------------------------------
Common Stock         35,000(b)(c)                 249,075           D
------------------------------------------------------------------------------------------
Common Stock         40,000(b)(c)                 289,075           D
------------------------------------------------------------------------------------------
Common Stock         50,000(b)(c)                 339,075           D
------------------------------------------------------------------------------------------
Common Stock         86,725            $49.06     425,800           D
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Explanation of Responses:

(a) Stock options originally granted on January 17, 1996 under the Woodward Governor Company 1996 Long-Term Incentive
Compensation Plan remaining upon partial attainment of performance goals for Fiscal Year 1996.
(b) Grant to reporting person of option to buy shares of common stock under the Woodward Governor Company 1996 Long-Term
Incentive Compensation Plan is an exempt transaction under Rule 16b-3.
(c) Shares become exercisable at the rate of 25% per year beginning one year from date of grant.
(1) The phantom stock units were accrued under the Woodward Governor Company Unfunded Deferred Compensation Plan No. 2 and are to
be settled in 100% cash upon separation from the Company.

                                                                                /s/ John A. Halbrook              December 6, 2001
                                                                              ----------------------------------  ----------------
**Intentional misstatements or omissions of facts constitute                    **Signature of Reporting Person          Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)